SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2015

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

Date: June 27, 2016	/s/ Alex P. Voitovich
Authorized Representative of the Benefits Administration Committee

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015	4-15

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2015	16

Form 5500, Schedule H, Part IV, Line 4j Schedule of Reportable Transactions for the Year Ended December 31, 2015	17

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee,
and the Participants in Marsh & McLennan Agency 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of (1) assets (held at end of year) as of December 31, 2015 and (2) reportable transactions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2016

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2015	2014
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

OTHER INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	$236,843,109	$184,921,246

PLAN INTEREST IN MASTER TRUST (NOTE 3)	29,706,170	18,542,758

TOTAL INVESTMENTS	266,549,279	203,464,004

RECEIVABLES:

NOTES RECEIVABLE FROM PARTICIPANTS	6,607,510	6,134,187

CONTRIBUTIONS RECEIVABLE	136,147	—

INTEREST RECEIVABLE	21,757	12,119

TOTAL RECEIVABLES	6,765,414	6,146,306

NET ASSETS AVAILABLE FOR BENEFITS	$273,314,693	$209,610,310

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

INVESTMENT INCOME (LOSS):
NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS	$(5,834,039)
DIVIDENDS AND INVESTMENT INCOME	5,109,096
PLAN INTEREST IN MASTER TRUST	215,794

NET INVESTMENT LOSS	(509,149)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	260,303

CONTRIBUTIONS:
PARTICIPANT	24,254,805
EMPLOYER	7,266,585
ROLLOVERS	39,800,292

TOTAL CONTRIBUTIONS	71,321,682

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(12,582,507)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	58,490,329

TRANSFERS IN FROM OTHER PLAN (NOTE 6)	5,373,505
TRANSFERS OUT TO OTHER PLAN (NOTE 6)	(159,451)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	209,610,310

End of year	$273,314,693

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEAR ENDED DECEMBER 31, 2015

(1)	Description of the Plan
General
The Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k) and 401(m) features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are paid on a U.S. payroll and are at least 18 years of age, as well as employees of any subsidiary or affiliate of Marsh & McLennan Agency LLC (the “Agency"), are eligible to contribute to the Plan. The Agency is a subsidiary of Marsh & McLennan Companies, Inc. (the “Company” or “Marsh & McLennan Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan. The Plan became effective on January 1, 2010.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The Plan's assets are held in trust. The trustee for the Plan is the Northern Trust Company (the “Trustee”). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer Benefits Administration ("Mercer Benefits", a subsidiary of the Company) is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company. The Company also pays certain investment management fees.
Contributions
The Company makes matching contributions, after completion of one year of vesting service, of 50% on the first 6% of eligible compensation, which consists of base rate of pay, earned commissions and regular draw, that participants contribute to the Plan in any pay period.

Participant and company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service (“IRS”) annual before-tax contributions limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRS compensation limit.

Participants are eligible to direct their company matching contributions and all of their employee contributions to any of the available investment options. If a participant does not choose an investment direction for his or her future company matching contributions or employee contributions, they are automatically invested in a default fund within the Plan. The BlackRock LifePath portfolios are the default funds within the Plan.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2015 and 2014 forfeited non-vested accounts totaled $2,481 and $0, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses. During the year ended December 31, 2015, employer contributions of $78,891 were funded from forfeited non-vested accounts.
Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.
Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2015, participant loans have maturities through 2030. At December 31, 2015 all outstanding participant loans have interest rates of 4.25%.

The preceding description of the Plan provides only general information. Participants should refer to the plan document and the Summary Plan Description. The Summary Plan

Description is located in the Marsh & McLennan Companies Benefits Handbook via https://connect.mmc.com and provides a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued new guidance, which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The new guidance is effective for non-public entities beginning after December 15, 2016, with early adoption permitted. The Plan elected to early adopt the guidance effective December 31, 2015, as permitted, and has applied the guidance retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 4, Fair Value Measurements. The adoption of this new guidance has no effect on the statements of net assets available for benefits or the changes therein.

In July 2015, the FASB issued new guidance for fully benefit responsive investment contracts ("Part I"), plan investment disclosures ("Part II") and measurement date practical expedients ("Part III"). Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and disclosures associated with those contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that make up 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The new guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The Plan elected to early adopt this guidance effective December 31, 2015, as permitted, and has applied the guidance retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption of this new guidance resulted in the reclassification of $127,145 from the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts included in the Master Trust" line item to the "Plan Interest in Master Trust" line item in the Plan's statement of net assets available for benefits as of December 31, 2014. Certain reclassifications have been made to present net assets of the Master Trust based on contract value in accordance with the adoption of the new guidance. Certain historical disclosures that are no longer required have been removed.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As mentioned below, the Plan participated in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the "Master Trust"). Included in the Master Trust's investments at December 31, 2015 and 2014 are shares of the Company's common stock amounting to $400,734,932 and $453,708,281, respectively. This investment represents 42% and 44% of the Master Trust's total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Company's common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Companies 401(k) Savings & Investment Plan and the Mercer HR Services Retirement Plan, participates in the Master Trust. The Master Trust includes Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and short-term investments.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan also has other investments outside the Master Trust that are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value (“NAV”) of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment income and dividends include capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments. The Company also pays certain investment management fees.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to take a distribution from the Plan but had not yet been paid at December 31, 2015 were insignificant.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

(3)	Interest in Master Trust
The Master Trust holds investments consisting of Marsh & McLennan Companies common stock, GICs, synthetic GICs, and short-term investments. The Trustee holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund or the Invesco Fixed Income Fund. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 3.1% and 1.8%, respectively.

The following table summarizes the net assets of the Master Trust as of December 31, 2015 and 2014:

	2015	2014
INVESTMENTS:
Marsh & McLennan Companies Stock Fund

Marsh & McLennan Companies common stock at fair value	$400,734,932	$453,708,281
Short-term investment fund at fair value	7,844,668	8,604,540
Accrued interest receivable	—	257
	408,579,600	462,313,078
Stable Value Fund

Guaranteed investment contracts at contract value	5,307,833	43,725,361
Security backed investment contracts at contract value	502,300,948	493,507,227
Short-term investment fund at fair value	30,469,450	24,087,899
Accrued interest receivable	4,504	579
Liability for expenses incurred	(118,169)	(113,921)
	537,964,566	561,207,145

NET ASSETS OF THE MASTER TRUST	$946,544,166	$1,023,520,223

The ownership interests in the Master Trust as of December 31, 2015 and 2014 are as follows:

Marsh & McLennan Agency 401(k) Savings & Investment Plan	2015	2014
Investment in Marsh & McLennan Companies Stock Fund	$10,443,756	$7,271,667
Investment in Stable Value Fund	19,262,414	11,271,091
Investment in Master Trust	$29,706,170	$18,542,758

Plan’s Percentage Interest in Master Trust net assets	3.1%	1.8%

Other plans’ Interests in Master Trust	$916,837,996	$1,004,977,465

Other plans’ Percentage Interests in Master Trust net assets	96.9%	98.2%
The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2015:

INVESTMENT INCOME AND EXPENSES:
Net depreciation in fair value of Marsh & McLennan Companies common stock	$(13,148,402)
Dividends	8,956,273
Interest	9,610,191
Expenses	(511,886)
NET INVESTMENT INCOME	$4,906,176

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Agency 401(k) Savings & Investment Plan	$215,794

Other plans’ income from Master Trust	$4,690,382

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2015 and 2014. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.
Stable Value Fund Valuations
The stable value fund consists of GICs, synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.
The investments in traditional GICs, synthetic GICs, and separate account GICs are part of the stable value fund managed by Invesco Advisers, Inc. Investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the “Investment Contracts”) are valued at contract value. The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by Plan participants at contract value.
Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract.  Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.
The stable value fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract.  The key factors that influence future crediting rates for wrapped contracts include:  the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the stable value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are amortized in the future through either a lower crediting interest rate (in the event of market losses) or higher crediting interest rate (in the event of market gains) than would otherwise be the case. All wrapped contracts provide for a minimum interest crediting rate of zero percent.
Events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

(4)	Fair Value Measurements
Guidance issued by the FASB related to Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Plan’s policy is to recognize transfers between levels at the beginning of the reporting period.
The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s other investments held outside the Master Trust measured at fair value at December 31, 2015 and 2014.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$15,533,841	$—	$—	$15,533,841
Bond funds	7,000,352	—	—	7,000,352
Growth funds	19,872,127	—	—	19,872,127
International funds	11,259,871	—	—	11,259,871
Value funds	27,551,258	—	—	27,551,258
Total Mutual funds	$81,217,449	$—	$—	$81,217,449
Investments measured at NAV				155,625,660
Total Investments	$81,217,449	$—	$—	$236,843,109

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$13,097,799	$—	$—	$13,097,799
Bond funds	5,415,865	—	—	5,415,865
Growth funds	15,044,488	—	—	15,044,488
International funds	10,843,439	—	—	10,843,439
Value funds	24,993,935	—	—	24,993,935
Total Mutual funds	$69,395,526	$—	$—	$69,395,526
Investments measured at NAV				115,525,720
Total Investments	$69,395,526	$—	$—	$184,921,246

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at quoted market prices at year-end on an active market.

•	Investments measured at NAV: Includes Common/collective trusts and the Mercer Emerging Market Equity Fund valued at NAV at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value at December 31, 2015 and 2014.

	Master Trust Assets
	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$400,734,932	$—	$—	$400,734,932
Short-term investment fund	38,314,118	—	—	38,314,118
Total Master Trust Investments at Fair Value	$439,049,050	$—	$—	$439,049,050

	Master Trust Assets
	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$453,708,281	$—	$—	$453,708,281
Short-term investment fund	32,692,439	—	—	32,692,439
Total Master Trust Investments at Fair Value	$486,400,720	$—	$—	$486,400,720
Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on an active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

The following table provides additional information as of December 31, 2015 and 2014 for investments held outside the Master Trust in certain investments that report a NAV per share (or its equivalent):

	Fair Value
	2015	2014	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

S&P 500 Index Fund (a)	$18,937,853	$13,767,250	—	Daily	None
Target retirement funds (b)	100,091,525	81,481,787	—	Daily	None
US Bond Index Fund (c)	7,848,919	3,833,227	—	Daily	None
Blue Chip Growth Trust (d)	17,916,317	13,769,981	—	Daily	None
Extended Equity Market Index Fund (e)	2,848,997	103,319	—	Daily	None
Non-U.S. Equity Index Fund (f)	7,491,276	2,568,626	—	Daily	None
	$155,134,887	$115,524,190

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and Yankee bonds, and mortgage-backed and asset-backed securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(d)
This category includes investments in U.S. and non-U.S. equity securities. The fair value of investments in this category has been estimated using the quoted market prices of the underlying securities.

(e)
This includes investments in U.S. equity securities that seek to approximate the return of the Russell Small Cap Completion Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(f)
This category included investments in non-U.S. equity securities that seek to approximate the return of the Morgan Stanley Capital International All Country World Ex-U.S. index (MSCI ACW Ex-USA Index). The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

There are no redemption restrictions on these investments. In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(5)	Exempt Party in Interest Transactions
At December 31, 2015 and 2014, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 184,729 and 124,674 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2015 and 2014 was $10,243,207 and $7,136,323, respectively. The cost of these shares at December 31, 2015 and 2014 was $4,577,142 and $3,034,975, respectively. The Plan recorded dividend income of $170,596 for the year ended December 31, 2015 from shares of Marsh & McLennan Companies, Inc.

In December 2014, the Mercer Emerging Markets Equity Fund was added as an available investment option for participants in the Plan. Investment fees for this fund are deducted from income earned on a daily basis and are reflected as a reduction of investment return of the fund.
Certain administrative, investment and investment advisory functions are performed by officers and employees of the Company and its subsidiaries (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

(6)	Transfers from Other Plans
In 2015, certain employees transferred their balances between the Marsh & McLennan Companies 401(k) Savings & Investment Plan, sponsored by the Company and the Plan. The net amount transferred into the Plan and reported in the statement of changes in net assets available for benefits was $5,214,053 which included transfers into the Plan of $5,373,505 and transfers from the Plan of $159,452.

(7)	Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated November 13, 2013 that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

(8)	Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$273,314,693	$209,610,310
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	127,145
Net assets available for benefits per the Form 5500, at fair value	$273,314,693	$209,737,455

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2015:
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$58,490,329
Plus: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(127,145)
Net Income per Form 5500	$58,363,184

(10)	Subsequent Event
Through December 31, 2015 Mercer Benefits was the Plan's recordkeeper. Effective January 1, 2016 Transamerica Retirement Solutions, LLC (“Transamerica”) acquired the business of Mercer Benefits and the employees of Mercer Benefits became Transamerica employees. In connection with the acquisition, Mercer Benefits engaged Transamerica as a subcontractor to provide recordkeeping services for the Plan.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

EIN #36-2668272
Plan #006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

	S&P 500 INDEX FUND	Common/Collective Trust	$18,937,852
	US BOND INDEX FUND	Common/Collective Trust	7,848,919
	US EXTENDED EQUITY MARKET INDEX FUND	Common/Collective Trust	2,848,997
	BLACKROCK LIFEPATH INDEX 2020 FUND	Common/Collective Trust	13,248,281
	BLACKROCK LIFEPATH INDEX 2025 FUND	Common/Collective Trust	15,782,403
	BLACKROCK LIFEPATH INDEX 2030 FUND	Common/Collective Trust	18,282,129
	BLACKROCK LIFEPATH INDEX 2035 FUND	Common/Collective Trust	16,907,486
	BLACKROCK LIFEPATH INDEX 2040 FUND	Common/Collective Trust	8,746,665
	BLACKROCK LIFEPATH INDEX 2045 FUND	Common/Collective Trust	9,419,859
	BLACKROCK LIFEPATH INDEX 2050 FUND	Common/Collective Trust	5,266,093
	BLACKROCK LIFEPATH INDEX 2055 FUND	Common/Collective Trust	1,910,733
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND	Common/Collective Trust	10,527,876
	NON-US EQUITY INDEX FUND	Common/Collective Trust	7,491,276
	T. ROWE PRICE BLUE CHIP GROWTH TRUST	Common/Collective Trust	17,916,317
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	4,202,512
	PIMCO INFLATION RESPONSE MULTI-ASSET FUND	Registered Investment Company	269,546
	DODGE & COX STOCK FUND	Registered Investment Company	8,697,242
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	7,321,983
	PIMCO TOTAL RETURN FUND	Registered Investment Company	7,000,352
	T. ROWE PRICE INSTITUTIONAL MID CAP EQUITY GROWTH FUND	Registered Investment Company	15,157,450
	VANGUARD SELECTED VALUE ACCOUNT FUND	Registered Investment Company	7,329,521
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	4,714,677
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	11,259,871
*	MERCER EMERGING MARKETS EQUITY FUND	Registered Investment Company	490,774
	VANGUARD WELLINGTON FUND	Registered Investment Company	15,264,295
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2030 at interest rate of 4.25%.	6,607,510
			$243,450,619
Note: Cost information is not required for participant-directed investments and therefore is not included.
*Party-in-interest.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j
SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Description of Asset	Acquisition Price	Disposition Price	Cost of Asset	Current Value of Asset on Transaction Date

Series of Transactions by Issue

MMC Fixed Income
207 acquisition transactions	$10,409,652	$—	$10,409,652	$10,409,652
139 disposition transactions	$—	$2,666,253	$2,584,285	$2,666,253